







# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed: A press release dated July 25, 2002, announcing Pechiney's Second Quarter Results.

July 25, 2002


PECHINEY

# Second Quarter 2002 Results

**For the second quarter of 2002, Pechiney announces earnings from operations of € 137 million, down 4% from the second quarter of 2001 and up 32% from the first quarter of 2002. Net income totals € 9 million. Adjusted net income stands at € 74 million, or € 0.94 per share, down 14% from the second quarter of 2001 and up 52% from the first quarter of 2002.**

**Highlights of the period**

- **Continuous Improvement.** At the end of the first half of 2002, cumulative gains from the Pechiney Continuous Improvement System were estimated at € 77 million, in line with a three-year objective of € 450 million.
- **Contribution of acquisitions.** The first benefits from the acquisitions made in 2001 (including synergies) contributed more than € 30 million to earnings from operations in the first half of 2002, as expected by management.
- **AP50 Project.** The first aluminum smelter project using AP50 technology moved forward as planned, mainly owing to the signing of an energy supply agreement in South Africa in March 2002.
- **Sale of aluminum technology.** Three new contracts of technology sales were signed for smelter extensions (Hillside, Alba, Alouette).
- **Techpack International.** Exceptional amortization of goodwill in the amount of € 31 million.

**Commentary & prospects**

At the announcement of Pechiney's second quarter results, Jean-Pierre Rodier declared: "*Second quarter results demonstrate Pechiney's ability to implement its strategy and to achieve significant improvement. At a constant aluminum price and U.S. dollar exchange rate, the Group's earnings from operations increased by 23% over the second quarter of 2001 in spite of a difficult economic environment. The Pechiney Continuous Improvement System and our selective acquisition program are the main reasons for this good result. We, therefore, continue to express confidence in the objective of stable earnings from operations on the basis of the hypothesis defined at the beginning of the year of 1,450 U.S. $/metric ton of aluminum and of U.S. $0.90 for 1 euro. Nevertheless, the depressed level of current aluminum prices and the recent significant decrease in the parity of the U.S. dollar vis-à-vis the euro lead us to expect, overall, lower earnings from operations in the second half of 2002 than in the first six months of the year.*"

## Statement of Income (French GAAP)

| *Millions of euros* | Q2-01 | Q1-02 | Q2-02 |
|---|---|---|---|
| **Results** | | | |
| Net sales | 2,806 | 2,814 | 3,397 |
| **Earnings from operations** | **142** | **104** | **137** |
| Restructuring expense, other (expense) income | (21) | (16) | (54) |
| Financial expense, net | (17) | (11) | (11) |
| Income tax expense | (27) | (28) | (31) |
| Equity affiliates | 10 | 1 | 3 |
| Minority interests | (7) | (4) | 4 |
| **Net Income before goodwill** | **80** | **46** | **48** |
| *Goodwill amortisation* | (7) | (9) | (39) |
| **Net Income** | **73** | **37** | **9** |
| **Per common share "A" (€)** | **0.92** | **0.47** | **0.11** |
| Adj. net inc. / share* bef. GW | 1.18 | 0.74 | 1.04 |
| **Adj. net income per share*** | **1.09** | **0.62** | **0.94** |

| | H1 01 | H1 02 |
|---|---|---|
| Net sales | 5,623 | 6,211 |
| **Earnings from operations** | **308** | **241** |
| Restructuring expense, other (expense) income | (13) | (70) |
| Financial expense, net | (33) | (22) |
| Income tax expense | (75) | (59) |
| Equity affiliates | 11 | 4 |
| Minority interests | (16) | 0 |
| **Net Income before goodwill** | **182** | **94** |
| Goodwill amortisation | (13) | (48) |
| **Net Income** | **169** | **46** |
| **Per common share "A" (€)** | **2.12** | **0.57** |
| Adj. net inc. / share* bef. GW | 2.40 | 1.78 |
| **Adj. net income per share*** | **2.24** | **1.56** |

(*) Published net income per share excluding the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items.

In the second quarter of 2002, the Group's **earnings from operations** totaled *€ 137 million, down 4% from the second quarter of 2001.* After a first quarter which declined 37% from the first quarter of 2001, this recovery was due to improved operating performance in the Group under market conditions that remained particularly arduous.

In the primary aluminum market, the average realized price of aluminum (1,385 U.S. $/metric ton in the second quarter) again decreased sharply compared with the corresponding period in 2001 (1,543 U.S. $/metric ton), without this negative effect being offset by a change in the realized parity of the U.S. dollar vis-à-vis the euro, stable at U.S. $0.90 for 1 euro.

The significant impact of these external factors on the Group's earnings from operations was, nevertheless, almost totally offset by the positive effect of the acquisitions made in 2001 and by the good performance of the Group's businesses and the initial results of the Pechiney Continuous Improvement System.

In addition, the Group reported a major improvement in earnings from operations compared with the first quarter of 2002, from € 104 million to *€ 137 million, representing an increase of 32%.* This rise, which took place in the Primary Aluminum, Aluminum Conversion and Packaging areas, was mainly due to an upswing in aluminum technology sales and to gains from the Pechiney Continuous Improvement System, in spite of the persistence of a difficult situation in beauty packaging markets and of insufficient manufacturing performance at the American plant in Ravenswood, West Virginia.

**Net income before amortization of goodwill** totaled € 48 million in the second quarter of 2002, versus € 80 million in 2001 and € 46 million in the first quarter of 2002. After goodwill, net income stood at € 9 million, including exceptional amortization of goodwill in the amount of € 31 million related to certain assets in the Packaging sector, the value of which was revised following the application of the SFAS 142 accounting standard. **Adjusted net income per share (*)** was € 0.94 versus € 1.09 in the second quarter of 2001.

## Principal indicators

| | Q2 2001 | Q1 2002 | Q2 2002 |
|---|---|---|---|
| Average euro/U.S. dollar | 0.87 | 0.88 | 0.92 |
| Realised € /$ (Primary Al.) | 0.90 | 0.88 | 0.90 |
| LME average price ($/t) | 1,512 | 1,395 | 1,377 |
| Average realized price ($/t) | 1,543 | 1,354 | 1,385 |

**Net Sales**
**(Millions of euros)**



4000
3500
3000
2500
2000
1500
1000
500
0
2817
2806
2752
2679
2814
3397
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02


**Earnings from Operations**
**(Millions of euros)**



180
160
140
120
100
80
60
40
20
0
166
142
137
104
104
137
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02


## Recent developments – Q2 2002

- On April 2, Pechiney announced it had signed a letter of intention with Dubai Investments PJSC and Al-Ghurair LLC to create an aluminum thin foil rolling plant in the Emirate of Dubai. Pechiney will be the operator of the new company, called **Emiroll**, and will have a 30% equity interest. The facility will be equipped with Pechiney's most recent continuous casting and rolling technology. Construction is scheduled to begin at the end of the year and to take approximately two years.
- On April 29, Pechiney and its partners in the **Tomago** aluminum facility in Australia announced approval of a project to increase the plant's capacity from 460,000 metric tons to 530,000 metric tons by 2006.
- On May 1, Pechiney finalized the acquisition of certain assets from **McCook** Metals and from its subsidiary McCook Equipment for a total of approximately U.S. $20 million.

## Operating results – Q2 2002

### Net sales

At € 3,397 million, **consolidated net sales** in the quarter were up 21% from the second quarter of 2001. On a comparable basis, the rise was 3%, with the difference due, in particular, to the consolidation of an International Trade subsidiary.

| *Millions of euros* | Q2 2001 | Q1 2002 | Q2 2002 |
|---|---|---|---|
| Primary Aluminum | 468 | 414 | 409 |
| Aluminum Conversion | 703 | 678 | 703 |
| Packaging | 617 | 615 | 614 |
| Ferroalloys | 88 | 74 | 79 |
| **Net sales from industrial operations** | **1.876** | **1.781** | **1.805** |
| International Trade | 930 | 1.033 | 1.592 |
| **Total** | **2.806** | **2.814** | **3.397** |

### Earnings from operations

At € 137 million, **earnings from operations** in the period declined 4% from the second quarter of 2001, and increased by 32% compared with the first quarter of 2002.

| *Millions of euros* | Q2 2001 | Q1 2002 | Q2 2002 |
|---|---|---|---|
| Primary Aluminum | 100 | 70 | 91 |
| Aluminum Conversion | 19 | 5 | 9 |
| Packaging | 37 | 33 | 40 |
| Ferroalloys | (4) | (2) | 2 |
| International Trade | 11 | 19 | 18 |
| Holdings | (21) | (21) | (23) |
| **Total** | **142** | **104** | **137** |

## Segment breakdown – Q2 2002

### Primary Aluminum (Aluminum Metal & Bauxite, Alumina)

At € 91 million, earnings from operations in the second quarter of 2002 decreased by 9% from the same period in 2001. This decline reflected a difficult economic environment with a significant decrease in the average price of aluminum on the LME and in the price of alumina, very partially offset by a slightly positive parity impact. However, the rise in the volume of technology sales (Mozal 2 contract) and, to a lesser extent, the consolidation of the additional equity interest acquired in Tomago in October 2001 made it possible to offset this difficult environment.

Compared with the first quarter of 2002, earnings from operations were up significantly, growing 30%. This good result was mainly due to the increased volume of technology sales and, to a lesser extent, to the 31 U.S. $/metric ton rise in the average LME realized price of aluminum.

### Aluminum Conversion

Aluminum Conversion activities reflected a lackluster environment, particularly in aerospace, a market which reported a significant drop in volume. This impact was only partially offset by an upturn in conversion margins. Conversely, in the markets for European beverage can stock and automobile bodies, the Group benefited from a good level of demand. The production of foil and thin foil was boosted by improved productivity, reflecting synergies from the integration of the Eurofoil plants and a favorable environment.

Earnings from operations reported by **European activities** went from € 27 million in the second quarter of 2001 to € 24 million in the same period in 2002. In the first quarter of 2002, earnings from operations totaled € 16 million. In the first and second quarters of 2002, earnings from operations included the contribution of the Eurofoil activities acquired in June 2001.

The slight decline in earnings from operations compared with the second quarter of 2001 obscures two contrasting phenomena:
1) the negative impact of the anticipated significant erosion of the aerospace market, which led to a major drop in sales volume compared with the second quarter of 2001;
2) the positive contribution of cost reductions generated by the implementation of the Pechiney Continuous Improvement System, of the good level of conversion margins in the aerospace market, and of a slight rise in sales volume in the can and thin foil markets. The consolidation of Eurofoil's assets also had a minor positive impact on earnings from operations in the second quarter, which remained at a good level.

In **the United States**, the unfavorable environment in the aerospace market continues to weigh on Ravenwood's operating results, and was not offset by the rise in volume reported in standard rolled products with lower conversion margins. In addition, operating cost overruns led to a decline in earnings from operations.

In the second quarter of 2002, Ravenswood reported an *operating loss of € 15 million versus € 8 million in the* second quarter of 2001 and € 11 million in the first quarter of 2002.

### Packaging

In Packaging, earnings from operations totaled € 40 million versus € 37 million in the second quarter of 2001 and € 33 million in the first quarter of 2002.

The weak sales volume reported in the first quarter of 2002 continued to characterize the second quarter, in particular in the beauty packaging segments.

As in the first quarter, this difficult market environment was offset by the following factors:
- the continued impact of lower raw materials prices, mainly benefiting Plastic Packaging;
- improved production costs reflecting the introduction of the Pechiney Continuous Improvement System;
- the contribution of the activities consolidated in the second half of 2001 and at the beginning of 2002, especially Soplaril and Phoenix Healthcare.

Compared with the first quarter of 2002, earnings from operations increased by € 7 million, mainly owing to a slight upturn in business after a first quarter that was particularly difficult. However, the outlook for a significant recovery before the end of the year remains uncertain, and the absence of any such materialisation would make it all the more difficult to achieve the objective of a 20% rise in earnings from operations in the Packaging sector for the year (excluding the contribution of acquisitions made after January 1, 2002).

### Other Activities

In **Ferroalloys and other activities**, earnings from operations were up € 6 million from the second quarter of 2001.
The main factors in this trend included:
- the closing of the Marignac plant and the deconsolidation of the units transferred in the joint venture with SKW;
- the positive parity impact of the devaluation of the South African Rand, which served to boost silicon production activities.

Conversely, the division was affected by a significant drop in the price of silicon and refractary abrasives.

In **International Trade**, earnings from operations increased by € 7 million over the second quarter of 2001, from € 11 million to € 18 million. This rise was mainly linked to the good performance of trading activities, which had been affected in the second quarter of 2001 by the difficult situation in the markets for aluminum and copper. Compared with the first quarter of 2002, in which strong growth was reported over the first quarter of 2001, earnings from operations were down € 1 million.

**Other statement of income items**

In the second quarter of 2002, **income from operations** totaled € 83 million versus € 121 million in the second quarter of 2001. This item included € 54 million in restructuring expense, non-recurring write-downs and other (expense) income, € 32 million of which had no impact on cash flow.

**Current and deferred income taxes** represented a charge of € 31 million, or 43% of pretax income. This figure is higher owing to the impact of the parity of the Australian dollar on deferred income taxes.

**Exceptional amortization of goodwill.** With the application of SFAS 142 in US GAAP, Pechiney conducted in-depth tests of the value of the goodwill linked to its different activities. Consequently, exceptional goodwill amortization of € 31 million were booked reflecting the deteriorated market conditions of certain activities of Techpack International since their acquisition.

**Financial structure**

As of June 30, 2002, **net indebtedness** totaled € 1,329 million, down € 155 million from December 31, 2001. Compared with shareholders' equity and minority interests of € 3,344 million, the debt-to-equity ratio was 0.40 versus 0.42 as of December 31, 2001.

As of June 30, 2002, the total number of outstanding shares was 82,502,548, of which 3,695,491 were owned by the Company.

**Prospects**

Although the Group continues to express its confidence in the objective (independent of external factors) it set at the beginning of the year (on a hypothetical basis of 1,450 U.S. $/metric ton of aluminum and of U.S. $0.90 for 1 euro), the depressed level of aluminum prices and the recent significant decrease in the parity of the U.S. dollar vis-à-vis the euro lead the Group to expect, overall, lower earnings from operations in the second half of 2002 than in the first six months of the year.

**Calendar**

| | |
|---|---|
| Next consensus survey: | 3. October 2002 |
| Third quarter results: | 24. October 2002 |

*Information in this press release relating to the Group's future earnings should be considered as simple forecasts.*
*The risks to which the Group is exposed, in particular the strong competitive pressure on its principal markets, the possibility of labor unrest, dependence of certain sectors on principal customers and fluctuations in LME prices and U.S. dollar exchange rates, may have a significant impact on the Group's actual results.*


**Contacts Investor Relations**

Charles L. Ranunkel Tel.: 331 56 28 25 07
Catherine Paupelin Tel.: 331 56 28 25 08
Jérôme Gaudry Tel.: 331 56 28 25 23
Fax: 331 56 28 33 38

**PECHINEY**
7, place du Chancelier Adenauer
75116 Paris
E-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

**Contacts Press**

Chrystèle Ivins Tel.: 331 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel.: 331 56 28 24 19
stephan.giraud@pechiney.com

# Appendix

## Comparison with American accounting standards (US GAAP)

### Statement of Income Q2 2002

| Millions of euros | French GAAP | FAS 133 Impact | FAS 142 Impact | US GAAP |
|---|---|---|---|---|
| Net Sales | 3,397 | 11 | - | 3,408 |
| **Earnings from operations** | **137** | **10** | **-** | **147** |
| Restructuring expense, other (expense) income | (54) | - | - | (54) |
| **Income from operations** | **83** | **10** | **-** | **93** |
| Financial expense, net | (11) | (2) | - | (13) |
| Income tax benefit (expense) | (31) | (3) | - | (34) |
| Equity in net earnings of affiliates | 3 | 11 | - | 14 |
| Minority interests | 4 | - | - | 4 |
| Goodwill amortisation | (8) | - | 8 | - |
| Exceptional Goodwill amortisation | (31) | - | 31 | - |
| **Net Income** | **9** | **16** | **39** | **64** |

### Balance Sheet as of 30/06/2002

| Millions of euros | French GAAP | US GAAP Impact | US GAAP |
|---|---|---|---|
| Long-term assets | 4,802 | (44) | 4,758 |
| Current assets | 3,697 | 219 | 3,916 |
| **Total assets** | **8,499** | **175** | **8,674** |
| Shareholder's equity | 3,195 | (88) | 3,107 |
| Minority Interests | 149 | - | 149 |
| Long-term liabilities | 2,800 | 54 | 2,854 |
| Current liabilities | 2,355 | 209 | 2,564 |
| **Total liabilities and Shareholder's equity** | **8,499** | **175** | **8,674** |

The accounting principles applied by the Group in the preparation of its financial statements (French GAAP) differ in certain points from generally accepted accounting principles in the United States. The impact of these differences is presented in the accompanying tables.

The differences affect the statement of income in the following way.

- **Accounting for derivatives and hedging activities**

In Pechiney's financial statements prepared in accordance with US GAAP:

- derivative instruments (foreign exchange, interest rates, commodities) are recognized in the balance sheet, at fair value;
- the main transactions that meet the criteria set by SFAS 133 are accounted for as hedging operations; other hedging transactions, although efficient from an economic point of view, are not recognized as hedging activities.

As a result, gains and losses resulting from the mark to market of certain hedging instruments are to be recorded in net income or in equity, with no recognition of the inverse effect of the mark to market of the hedged items.

For this reason, the impact of this standard on results varies according to market conditions and is difficult to forecast. The application of SFAS 133 generated a net accounting income (with no impact on cash flow) of € 16 million in the second quarter of 2002.

- **Amortization of goodwill**

In Pechiney's financial statements prepared in accordance with US GAAP, in compliance with the accounting standard SFAS 142, goodwill is not amortized. As of 2002, it will be regularly tested for impairment generating, if necessary, non-recurring write-downs.

The application of SFAS 142 led to the cancellation of € 8 million in amortization in the second quarter of 2002. The introduction of SFAS 142 impairment tests in the second quarter of 2002 led to a non-recurring write-down of € 31 million. In the US GAAP financial statements, this non-recurring write-down must be recognized as the effect of a change in accounting principles in the statement of income for the first quarter of 2002, which has been restated as indicated below.

**Impact of the initial application of SFAS 142 on the US GAAP statement of income Q1 2002**

| Millions of euros | French GAAP | SFAS 133 Impact | SFAS 142 Impact | US GAAP |
|---|---|---|---|---|
| Income before impact of changes in accounting principles | 37 | 16 | 9 | 62 |
| Impact of changes in accounting principles | - | - | (31) | (31) |
| **Net income** | **37** | **16** | **(22)** | **31** |

Differences in the balance sheet included the impact of SFAS 133 and SFAS 142 (increase of respectively € 15 million and € 19 million in shareholders' equity), and a € 122 million reduction in shareholders' equity due to the different way complementary retirement provisions are recorded.

## Appendix

## PECHINEY

### Consolidated Statement of Income

*French GAAP*

| (in millions of euros) | Q2 2001 | Q2 2002 |
|---|---|---|
| **Net sales** | **2,806** | **3,397** |
| Other operating revenues | 38 | 41 |
| Cost of goods sold (excluding depreciation) | (2,448) | (3,042) |
| Selling, general and administrative expense | (150) | (152) |
| Research and development expense | (22) | (20) |
| Amortisation (excluding goodwill) | (82) | (87) |
| ***Earnings from operations*** | ***142*** | ***137*** |
| Restructuring expense and Long-lived assets writedown | (7) | (43) |
| Other (expense) income | (14) | (11) |
| **Income from operations** | **121** | **83** |
| Financial expense, net | (17) | (11) |
| **Income before income taxes** | **104** | **72** |
| Income tax benefit (expense) | (27) | (31) |
| **Income from consolidated companies** | **77** | **41** |
| Equity in net earnings of affiliates | 10 | 3 |
| Minority interests | (7) | 4 |
| **Net Income before goodwill** | **80** | **48** |
| Goodwill amortisation | (7) | (39) |
| **Net Income** | **73** | **9** |
| **Net income per common share "A" (euros) (*)** | **0.92** | **0.11** |

(*)Computed on the average number of "A" and "B" shares, i.e. 78,927,067 for the second quarter 2002 (excluding treasury shares).

### Adjusted Net Income per share Calculation

| | | |
|---|---|---|
| - Adjusted net income (**) | 87 | 74 |
| - Adjusted Net Income per share (€) | 1.09 | 0.94 |

(**)Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non recurring items.

### Consolidated Statement of Cash Flow

| (millions of euros) | Q2 2001 | Q2 2002 |
|---|---|---|
| **Resources from Operations** | **192** | **173** |
| Change in working capital requirements | (17) | 74 |
| Utilisation of provisions and other | (117) | (127) |
| **Cash provided by Operations** | **58** | **120** |
| Capital expenditures | (88) | (122) |
| Financial investments | (150) | (5) |
| Divestitures and other | 12 | (6) |
| **Net Cash-flow** | **(168)** | **(13)** |
| Dividends paid | (105) | (98) |
| Purchase of treasury shares | (2) | (7) |
| Increase in capital | - | - |
| **Increase (decrease) in Cash** | **(275)** | **(118)** |

## Appendix

## PECHINEY

### Consolidated Statement of Income(*)

*French GAAP*

| (millions of euros) | 2001 Q1 | 2001 Q2 | 2001 Q3 | 2001 Q4 | 2002 Q1 | 2002 Q2 | 2002 Q3 | 2002 Q4 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 2,817 | 2,806 | 2,752 | 2,679 | 2,814 | 3,397 | | |
| Other operating revenues | 43 | 38 | 29 | 40 | 30 | 41 | | |
| Cost of goods sold (excluding depreciation) | (2,443) | (2,448) | (2,393) | (2,331) | (2,473) | (3,042) | | |
| Selling, general and administrative expense | (147) | (150) | (146) | (172) | (153) | (152) | | |
| Research and development expense | (24) | (22) | (24) | (27) | (24) | (20) | | |
| Amortisation (excluding goodwill) | (80) | (82) | (81) | (85) | (90) | (87) | | |
| ***Earnings from operations*** | ***166*** | ***142*** | ***137*** | ***104*** | ***104*** | ***137*** | | |
| Restructuring expense and Long-lived assets writedowns | 0 | (7) | (57) | (11) | (10) | (43) | | |
| Other (expense) income | 8 | (14) | 42 | (24) | (6) | (11) | | |
| **Income from operations** | **174** | **121** | **122** | **69** | **88** | **83** | | |
| Financial expense, net | (16) | (17) | (19) | (16) | (11) | (11) | | |
| **Income before income taxes** | **158** | **104** | **103** | **53** | **77** | **72** | | |
| Income tax benefit (expense) | (48) | (27) | (39) | (16) | (28) | (31) | | |
| **Income from consolidated companies** | **110** | **77** | **64** | **37** | **49** | **41** | | |
| Equity in net earnings of affiliates | 1 | 10 | 5 | 8 | 1 | 3 | | |
| Minority interests | (9) | (7) | (6) | (6) | (4) | 4 | | |
| **Net Income before goodwill** | **102** | **80** | **63** | **39** | **46** | **48** | | |
| Goodwill amortisation | (6) | (7) | (7) | (31) | (9) | (39) | | |
| **Net Income** | **96** | **73** | **56** | **8** | **37** | **9** | | |

(*)Amortization of goodwill, previously recorded in operating income, is now presented before net income. The 2001 quarterly accounts were therefore restated.

### Adjusted Net Income per share Calculation

| | 2001 Q1 | 2001 Q2 | 2001 Q3 | 2001 Q4 | 2002 Q1 | 2002 Q2 | 2002 Q3 | 2002 Q4 |
|---|---|---|---|---|---|---|---|---|
| Adjusted net Income(**) | 91 | 87 | 66 | 53 | 49 | 74 | | |
| Adjusted net Income per share (€) | 1.15 | 1.09 | 0.84 | 0.68 | 0.62 | 0.94 | | |

(**)Published net income per share restated to reflect the impact, after taxes, of restructuring expense, other (expense) income and other non recurring items.

### Earnings from Operations

| | 2001 Q1 | 2001 Q2 | 2001 Q3 | 2001 Q4 | 2002 Q1 | 2002 Q2 | 2002 Q3 | 2002 Q4 |
|---|---|---|---|---|---|---|---|---|
| Primary Aluminium | 136 | 100 | 115 | 72 | 70 | 91 | | |
| Aluminium Conversion | 9 | 19 | 4 | (9) | 5 | 9 | | |
| Packaging | 32 | 37 | 32 | 35 | 33 | 40 | | |
| Ferroalloys | 1 | (4) | (3) | 6 | (2) | 2 | | |
| International Trade | 10 | 11 | 10 | 24 | 19 | 18 | | |
| Holdings | (22) | (21) | (21) | (24) | (21) | (23) | | |
| **Total** | **166** | **142** | **137** | **104** | **104** | **137** | | |
| **EBITDA (***)** | **246** | **224** | **218** | **189** | **194** | **224** | | |
| Consolidated primary Aluminium Prod. (kt) | 197 | 200 | 202 | 221 | 215 | 219 | | |
| Average realised LME price ($/t)(****) | 1,550 | 1,543 | 1,481 | 1,373 | 1,354 | 1,385 | | |
| Realised € /$ – Primary Aluminium | 0.90 | 0.90 | 0.88 | 0.89 | 0.88 | 0.90 | | |
| Average euro/U.S. dollar | 0.92 | 0.87 | 0.89 | 0.90 | 0.88 | 0.92 | | |

(***) Earnings from operations before depreciation.
(****) Average actual selling price of a metric ton of primary aluminum (excluding premiums) negotiated by the Group during the period.

**Appendix**
**Consolidated Balance Sheet**

| *French GAAP* (millions of euros) | As of 12/31/2001 | As of 06/30/2002 |
|---|---|---|
| **ASSETS** | | |
| Property, plant and equipment, net | 2,997 | 2,852 |
| Goodwill, net | 860 | 744 |
| Other intangible assets, net | 145 | 144 |
| Investments in equity affiliates | 297 | 290 |
| Long-term investments | 141 | 151 |
| Deferred income taxes | 335 | 373 |
| Other long-term assets | 256 | 248 |
| | **5,031** | **4,802** |
| Inventories, net | 1,601 | 1,418 |
| Accounts receivable – Trade | 1,466 | 1,553 |
| Deferred income taxes | 60 | 119 |
| Prepaid expenses | 71 | 61 |
| Other receivables | 20 | 50 |
| Marketable securities | 113 | 180 |
| Cash | 321 | 316 |
| **Total current assets** | **3,652** | **3,697** |
| **Total assets** | **8,683** | **8,499** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Shareholder's equity** | | |
| Capital stock | | |
| - Common shares "A" | 1,229 | 1,242 |
| - Preferred shares "B" | 16 | 16 |
| Share premium | 767 | 789 |
| Retained earnings | 1,473 | 1,393 |
| Accumulated other comprehensive (loss) income | 50 | (98) |
| Treasury shares | (140) | (147) |
| | **3,395** | **3,195** |
| **Minority interests** | **169** | **149** |
| **Long-term liabilities** | | |
| Deferred income taxes | 173 | 228 |
| Other long-term liabilities | 1,129 | 1,121 |
| | **1,302** | **1,349** |
| **Long-term debt** | **971** | **1,451** |
| **Current liabilities** | | |
| Accounts payable – Trade | 1,504 | 1,603 |
| Accrued liabilities | 375 | 328 |
| Other payables | 18 | 10 |
| Current portion of long-term debt | 37 | 25 |
| Short-term bank loans | 912 | 389 |
| | **2,846** | **2,355** |
| **Total liabilities and shareholders' equity** | **8,683** | **8,499** |
| **Net Debt** | **1,484** | **1,329** |
| **Shareholder's equity + Minority interests** | **3,564** | **3,344** |
| **Gearing** | **0.42** | **0.40** |

## Appendix

## PECHINEY

### Consolidated Statement of Income

***US GAAP***

| (in millions of euros) | Q2 2001 | Q2 2002 |
|---|---|---|
| **Net sales** | **2,801** | **3,408** |
| Other operating revenues | 38 | 41 |
| Cost of goods sold (excluding depreciation) | (2,447) | (3,043) |
| Selling, general and administrative expense | (150) | (152) |
| Research and development expense | (22) | (20) |
| Amortisation (excluding goodwill) | (82) | (87) |
| ***Earnings from operations*** | ***138*** | ***147*** |
| Restructuring expense and Long-lived assets writedown | (7) | (43) |
| Other (expense) income | (14) | (11) |
| **Income from operations** | **117** | **93** |
| Financial expense, net | (20) | (13) |
| **Income before income taxes** | **97** | **80** |
| Income tax benefit (expense) | (25) | (34) |
| **Income from consolidated companies** | **72** | **46** |
| Equity in net earnings of affiliates | 5 | 14 |
| Minority interests | (7) | 4 |
| ***Net Income before goodwill*** | ***70*** | **64** |
| Goodwill amortisation | (7) | - |
| **Net Income** | **63** | **64** |
| **Net income per common share "A" (euros) (*)** | **0.79** | **0.81** |

(*)Computed on the average number of "A" and "B" shares, i.e. 78,927,067 for the second quarter 2002 (excluding treasury shares).

**Adjusted Net Income per share Calculation**

| | | |
|---|---|---|
| - Adjusted net income (**) | 77 | 98 |
| - Adjusted Net Income per share (€) | 0.96 | 1.25 |

(**)Published net income per share restated to reflect the impact, after taxes, of restructuring expense and other (expense) income.

### Consolidated Statement of Cash Flow

| (millions of euros) | Q2 2001 | Q2 2002 |
|---|---|---|
| **Resources from Operations** | **188** | **188** |
| Change in working capital requirements | (15) | 53 |
| Utilisation of provisions and other | (115) | (121) |
| **Cash provided by Operations** | **58** | **120** |
| Capital expenditures | (88) | (122) |
| Financial investments | (150) | (5) |
| Divestitures and other | 12 | (6) |
| **Net Cash-flow** | **(168)** | **(13)** |
| Dividends paid | (105) | (98) |
| Purchase of treasury shares | (2) | (7) |
| Increase in capital | - | - |
| **Increase (decrease) in Cash** | **(275)** | **(118)** |

**Appendix**
**Consolidated Balance Sheet**

| *US GAAP* (millions of euros) | As of 12/31/2001 | As of 06/30/2002 |
|---|---|---|
| **ASSETS** | | |
| Cash | 321 | 316 |
| Marketable securities | 113 | 180 |
| Other receivables | 20 | 17 |
| Prepaid expenses | 205 | 320 |
| Deferred income taxes | 69 | 113 |
| Accounts receivable – Trade | 1,444 | 1,548 |
| Inventories, net | 1,601 | 1,422 |
| **Total current assets** | **3,773** | **3,916** |
| Other long-term assets | 206 | 192 |
| Deferred income taxes | 339 | 369 |
| Long-term investments | 141 | 151 |
| Investments in equity affiliates | 280 | 286 |
| Other intangible assets, net | 145 | 144 |
| Goodwill, net | 864 | 764 |
| Property, plant and equipment, net | 2,997 | 2,852 |
| | **4,972** | **4,758** |
| **Total assets** | **8,745** | **8,674** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Short term debt** | | |
| Short term bank loans | 912 | 390 |
| Current portion of long term debt | 37 | 25 |
| Other payables | 15 | 10 |
| Accrued liabilities | 516 | 556 |
| Accounts payable – Trade | 1,505 | 1,583 |
| | **2,985** | **2,564** |
| **Other long term liabilities** | **81** | **54** |
| **Long term Debt** | **971** | **1,451** |
| **Long term Liabilities** | | |
| Other long term liabilities | 1,129 | 1,121 |
| Deferred income taxes | 173 | 228 |
| | **1,302** | **1,349** |
| **Minority Interests** | **169** | **149** |
| **Shareholder's equity** | | |
| Treasury shares | (140) | (147) |
| Accumulated other comprehensive Income (loss) | (65) | (192) |
| Retained earnings | 1,430 | 1,399 |
| Share premium | 767 | 789 |
| Capital stock | | |
| - Common shares "A" | 1,229 | 1,242 |
| - Preferred shares "B" | 16 | 16 |
| | 3,237 | 3,107 |
| **Total liabilities and shareholders' equity** | **8,745** | **8,674** |

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: July 25, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer